Exhibit 12.1

	GENCO SHIPPING & TRADING LIMITED
	CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(Amounts in thousands of dollars, except ratios)

	Nine Months Ended Sept 30,	Year Ended December 31,
	2010	2009	2008		2007		2006	2005

Earnings:

Net income	$ 109,863	$ 148,624	$ 86,580		$ 106,809		$ 63,522	$ 54,482
Adjustments:
Fixed charges	51,079	63,816	58,523		31,009		10,192	15,547
Plus amortization of capitalized interest	336	210	51		4
Less capitalized interest	(349)	(1,864)	(5,778)		(4,350)		-	-

Earnings	$ 160,929	$ 210,786	$ 139,376		$ 133,472		$ 73,714	$ 70,029

Fixed Charges:
Interest expensed and capitalized interest	$ 49,771	$ 62,622	$ 53,452		$ 26,725		$ 9,694	10,737
Amortization of deferred financing costs	1,191	1,038	4,915	(A)	4,128	(B)	341	4,611
Interest component of rent expense	117	156	156		156		157	199

Total fixed charges	$ 51,079	$ 63,816	$ 58,523		$ 31,009		$ 10,192	$ 15,547

Ratio of earnings to fixed charges	3.15	3.30	2.38		4.30		7.23	4.50

(A) Includes write off of deferred financing cost of $4,113 associated with the cancellation of the $320 million credit facility on November 12, 2008 and the amendment to the 2007 Credit Facity on January 26, 2009.

(B) The Company refinanced its credit facility on July 20, 2007 and this resulted in the write-off of unamortized deferred financing costs of $3,568 in the third quarter of 2007.